Computershare
LETTER OF CONFIRMATION		Sixth Floor	Trust Company of
		530 8th Avenue SW	Canada
Calgary, Alberta
September 5, 2006		T2P 3S8
		Telephone 1-403-267-6800	Canada
To:	Alberta Securities Commission	Facsimile 1-403-267-6529	Australia
	British Columbia Securities Commission	www.computershare.com	Channel Islands
	Saskatchewan Financial Services Commission		Hong Kong
	Manitoba Securities Commission		Germany
	Ontario Securities Commission		Ireland
	L’Autorite des marches financiers		New Zealand
	Office of the Administrator, New Brunswick		Philippines
	Nova Scotia Securities Commission		South Africa
	Registrar of Securities, Prince Edward Island		United Kingdom
	TSX Exchange		USA

Dear Sirs:

Subject:                    Medicure Inc.

We confirm that the following materials were sent by pre-paid mail on September 1, 2006 to the registered holders of Common Shares of the Corporation:

1.	2006 Annual Report
2.	Notice of Annual Meeting of Shareholders
3.	Management Proxy Circular
4.	Proxy
5.	Proxy Return Envelope
6.	Supplemental Mailing List Return Card

We further confirm that copies of the above-mentioned materials were sent by courier on September 1, 2006, to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation. Yours truly, COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”

Julie Marsan
Mailing Professional
ClientServicesMailings@Computershare.com

cc:	Medicure Inc.
Attn: Derek Reimer